Exhibit 2
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis of the results of operations and financial condition for the years ended December 31, 2006 and December 31, 2005 was prepared as at February 8, 2007 and should be read in conjunction with the Consolidated Financial Statements of The Westaim Corporation for the years ended December 31, 2006 and December 31, 2005 and the accompanying notes thereto. Additional information relating to The Westaim Corporation, including its annual information form, is available on SEDAR at www.sedar.com and the Company’s website (as hereinafter defined) at www.westaim.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.
DESCRIPTION OF THE BUSINESS
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares trade on the NASDAQ Stock Market and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
CONSOLIDATED RESULTS
OVERVIEW
For the year ended December 31, 2006, the Company reported a net loss of $50.6 million compared to a net income of $9.3 million in 2005. The loss from continuing operations was $50.6 million in 2006, compared to a loss of $5.5 million in 2005. The increase in the net loss of $59.9 million reflected a one-time $30.1 million gain on the issue of shares of Nucryst in 2005 and income from discontinued operations in 2005 of $14.8 million, including a one-time $11.3 million gain on the sale of inactive subsidiaries. In addition, operating losses increased due to higher depreciation of $7.0 million, primarily at iFire, and higher clinical costs and lower milestone revenues at Nucryst further discussed below. No income from discontinued operations was reported in 2006. Revenues from continuing operations for the year ended December 31, 2006 were $27.6 million compared to $28.6 million in 2005.
The basic and diluted net loss per common share was $0.54 in 2006 compared to net income per common share of $0.10 in 2005. The basic and diluted net loss per common share from continuing operations was $0.54 in 2006 and $0.06 in 2005. The basic weighted average number of common shares outstanding was 93.5 million and 92.9 million in 2006 and 2005 respectively.
Continuing operations reflect the results of the Company’s operating subsidiaries, Nucryst and iFire. Revenues decreased $1.0 million in 2006 reflecting higher royalty payments and manufacturing revenue earned from Nucryst’s wound care products offset by a $5.9 million reduction in milestone revenues earned by Nucryst.

CONSOLIDATED RESULTS
OVERVIEW (continued)
A comparison of operating costs from continuing operations in 2006 compared to 2005 is as follows:

		% of		% of
($millions)	2006	Revenue	2005	Revenue*

Research and development	$37.9	137.4%	$36.5	161.0%
Manufacturing	17.3	62.8%	10.8	47.6%
General and administrative	6.8	24.5%	4.1	18.1%
Depreciation and amortization	14.4	52.1%	7.4	32.2%
Corporate Costs	6.1	22.2%	8.2	36.2%

	$82.5		$67.0

*revenue excludes Nucryst milestone revenue of $5.9 million in 2005
The increase in research and development expenses reflects slightly lower spending at iFire compared to 2005, more than offset by increased expenditures relating to pharmaceutical clinical trials at Nucryst. All eligible research and development expenditures in Canada qualify for a 20% tax credit that can be utilized when the Company reaches a taxable position. No development costs were capitalized in 2006 and 2005. The increase in manufacturing costs primarily reflects higher production volumes of Acticoat™ wound care products at Nucryst. Manufacturing costs measured as a percent of revenue, before milestone payments, have increased by 15.2 percentage points due to an increasing proportion of manufacturing cost reimbursement compared to royalty revenue and to adjustments to manufacturing costs reimbursed by Smith & Nephew recorded in 2006. The increase in general and administrative costs primarily reflects additional costs incurred by Nucryst operating as a public company in 2006. Depreciation increased by $7.0 million, or 95%, reflecting the completion of major capital projects at both Nucryst and iFire in late 2005, for which a full year of depreciation was recorded in 2006.
Corporate expenses for the year ended December 31, 2006 were $6.1 million, down from $8.2 million in 2005. The decrease is primarily due to a reduction in accrued expenses related to long term stock-based compensation programs reflecting the decline in the Company’s share price during 2006.
Foreign exchange losses in 2006 were $0.9 million compared to foreign exchange gains of $0.4 million in 2005. The 2006 loss reflects the impact of the strengthening Canadian dollar on US dollar denominated working capital balances during the year, while the 2005 results benefited from favourable foreign exchange rates related to US dollar denominated working capital balances and Yen denominated long-term debt.
Interest income of $3.2 million in 2006 was $1.1 million higher than 2005, reflecting higher average cash balances as a result of the $45.5 million cash received in December 2005 for the Nucryst initial public offering. Non-controlling interest reflects the proportionate share of Nucryst results allocated to minority shareholders resulting from Nucryst’s initial public offering in December 2005.
The write-down of capital assets in 2006 of $1.2 million reflects the write-down of capitalized design costs for a pharmaceutical production facility meeting Good Manufacturing Practices that was discontinued. The comparable amount of $0.6 million in 2005 related to write-downs and losses on the disposal of research and development equipment no longer in use at iFire as a result of the transition to pilot manufacturing.
The Company recorded a $30.1 million gain on issuance of shares of a subsidiary as a result of Nucryst’s initial public offering in December 2005. The gain reflects the Company’s pro rata benefit from the net proceeds of this offering which is discussed more fully below under “Operations – Continuing Operations – Nucryst Operations”.

CONSOLIDATED RESULTS
OVERVIEW (continued)
The gain on sale of investments of $1.1 million in 2005 resulted from the sale of one of the Company’s portfolio investments in the fourth quarter of 2005.
There was no income from discontinued operations in 2006. Income from discontinued operations net of income taxes for the year ended December 31, 2005 was $14.8 million which reflects an $11.3 million gain on the sale of inactive subsidiaries and a $1.9 million gain on the sale of capital assets available for sale.
Discontinued operations are discussed more fully below under “Discontinued Operations” and in Note 4 to the audited consolidated financial statements of the Company for the year ended December 31, 2006.
Net loss in the fourth quarter of 2006 was $11.0 million compared to net income of $22.0 million in 2005. The net income in the fourth quarter of 2005 included the $30.1 million gain on the issuance of shares of Nucryst, the gain on sale of investment of $1.1 million, and income from discontinued operations of $2.5 million which was primarily the result of a $1.9 million gain on sale of capital assets available for sale.
OPERATIONS
Performance Measures
As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company and its subsidiaries develop comprehensive long-range plans and annual plans with a view to maximizing long-term shareholder value. Success of each business segment is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding the development of new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.
Continuing Operations
The Company’s business plans, and related measurements of performance against plan, are designed to ensure that the Company’s capital and human resources are focused on maximizing return on investment. The Company’s operations are organized into two high-potential emerging technology businesses – iFire and Nucryst. The Company’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.
w iFire Operations
iFire, based in Toronto, Ontario, has developed a proprietary flat panel display (“FPD”) with solid state, thick-film dielectric electroluminescent (“TDEL”) technology with primary application in the fast-growing large screen television market. For mid-30 to mid-40-inch screens, the Company believes that in high-volume production, iFire™ displays will be competitive with other flat panel technologies and require lower capital investment for large scale manufacturing due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps, when compared to liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or vacuum (as with the cathode ray tube), making them inherently rugged and less susceptible to shock, vibration and breakage. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that is associated with PDP and LCD.

CONSOLIDATED RESULTS
OPERATIONS (continued)
Prior to completion and commissioning of its pilot facility at the end of 2005, iFire had achieved successful proof of concept that the iFire™ display’s design and materials could effectively compete in the fast growing FPD TV market.
The pilot production facility was designed to produce high definition engineering samples of flat panel display modules up to 34-inches and to simulate manufacturing in a commercial environment. The pilot plant is also expected to provide information and experience to allow iFire to work with partners to design and construct the first volume production facility.
During 2006, iFire operations in the pilot facility have been primarily focused on process control projects to reduce variability to levels expected for a manufacturing environment, particularly in luminance, life and uniformity. iFire has produced and tested thousands of 2” x 2” pixels for this data analysis and progress has been made to tighten the variability on the parameters important to potential manufacturing partners. Additional work is required to reduce variability and there can be no certainty as to when this will be successfully completed. Once completed, the processes used on pixels will be transferred to larger format display prototypes and further optimized. During 2006, retail prices of FPD TV’s continued to decline significantly. As a result, iFire devoted resources in 2006 to developing new cost saving initiatives to be used in high volume manufacturing, such as lower cost materials and simpler process steps, in order that iFire’s future commercial products may stay cost competitive against future generations of competing FPD products.
iFire has been working with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan since 2003 under a non-exclusive joint development agreement for commercial production of mid-30-inch screen size flat panel television modules. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including substrate preparation and fabrication of the row electrodes and thick-film dielectric layer. DNP regularly delivers partially completed 34” substrates to iFire for further manufacturing. To complete a prototype panel, back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are performed by iFire at its pilot manufacturing facility in Toronto.
iFire has also been working with Sanyo Electric Company Ltd. (“Sanyo”) since 2002 under a non-exclusive technology collaboration agreement in which Sanyo provides research and development expertise to iFire. As part of this agreement, Sanyo also provided funding to iFire for certain research and development projects. Completed in 2006, this funding was accounted for as a reduction in research and development expenses and amounted to $1.1 million in 2006 and $1.2 million in 2005 and has totaled $4.9 million since inception.
iFire’s flat panel television display technology is still in the development stage. The Company will continue to incur significant research and development costs before any products are commercially viable, and there is no assurance that the technology will ever reach this stage or that future products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make the technology commercially viable may prove to be insurmountable. If iFire is unable to successfully meet current or future technology challenges, the Company will be required to significantly alter its current business plan.
w iFire Financial Results
The divisional loss at iFire for the year ended December 31, 2006 was $37.6 million compared to $31.8 million in 2005. The increase in the 2006 loss is primarily the result of higher depreciation and amortization expense, increasing to $11.7 million in 2006 compared to $5.1 million in 2005, as a result of the pilot manufacturing facility that began operating in the first quarter of 2006. Approximately 50% of iFire’s cash expenses arise from salaries and wages for research and development staff and related support staff.

CONSOLIDATED RESULTS
OPERATIONS (continued)
Capital spending amounted to $1.3 million in 2006 compared to $25.3 million in 2005. The significant decrease is related to the substantial completion of iFire’s pilot manufacturing facility in 2005.
w iFire Outlook
The 2007 outlook for iFire is for expenditures on research and development to continue at levels comparable to 2006. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the development and commercialization of large format display products and sharing in the future development and capital costs of a large scale manufacturing facility. iFire does not expect to have revenues until a large scale manufacturing facility is completed. Financing requirements will not be determinable until a development and manufacturing partner is selected and specific terms of a joint manufacturing arrangement are negotiated.
w Nucryst Operations
Nucryst researches, develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties. In addition, Nucryst’s nanocrystalline silver has exhibited potent anti-inflammatory properties in pre-clinical studies.
In December 2005, Nucryst completed its initial public offering of 4.5 million common shares. The net proceeds of this offering were US $39.1 million before repayment of intercompany debt to the Company of US $6.9 million. Westaim owned 74.8% of Nucryst’s common shares at December 31, 2006. Westaim’s return on its investment in Nucryst is dependent on a number of factors beyond its control. See “Risks and Uncertainties”.
Wound Care Products – Acticoat™ Burn Dressings and Acticoat™ 7 Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”) under which Smith & Nephew acquired an exclusive global license to Nucryst’s SILCRYST™ antimicrobial coating technology, together with Nucryst’s U.S. and Canadian Acticoat™ burn dressing business, the Acticoat™ trademark, various regulatory approvals and certain manufacturing equipment that Nucryst leased back. Nucryst continues to manufacture Acticoat™ products exclusively for Smith & Nephew and receives reimbursement for manufacturing costs plus royalty payments and milestone payments based on Smith & Nephew’s global sales. All payments under the agreement with Smith & Nephew are made to Nucryst in US dollars.
Nucryst’s license to Smith & Nephew grants Smith & Nephew the exclusive worldwide right to market, distribute and sell products using Nucryst’s SILCRYST™ coatings technology in products that are designed and indicated solely for the prevention, protection and/or treatment of non-minor dermal wounds or burns in humans (the “Field”) including improvements to those products, and any new products using Nucryst’s SILCRYST™ coating in the Field. This exclusive right does not apply to other types of products that Nucryst may develop using its technology, such as pharmaceutical products under development. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions. There are currently four product families with SILCRYST™ coatings manufactured by Nucryst for Smith & Nephew at its Fort Saskatchewan plant: Acticoat™ Burn, Acticoat™ 7, Acticoat™ Absorbent and Acticoat™ Moisture Control.

CONSOLIDATED RESULTS
OPERATIONS (continued)
Nucryst’s revenues under its agreements with Smith & Nephew consist of manufacturing cost reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYST™ products covered by the agreements with Smith & Nephew. Nucryst receives reimbursement for the cost of manufacturing products sold to Smith & Nephew. Manufacturing costs are recorded both as offsetting revenue and expense items in the statement of operations upon shipment to Smith & Nephew. Nucryst earns royalty revenues based upon Smith & Nephew’s sales of Acticoat™ products to its customers. Royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst also receives milestone payments upon Smith & Nephew’s achievement of specified sales thresholds of Acticoat™ products and upon the achievement of specified regulatory events. To the end of 2006, Nucryst had earned US $19.0 million of a potential US $56.5 million in milestone payments.
Other Products – Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. Prior to the completion of its most recent Phase 2 study, Nucryst’s leading pharmaceutical product candidate was a topical cream containing its nanocrystalline silver powder referred to as NPI 32101 for the treatment of skin conditions. In September 2006, Nucryst completed and announced the results of its second Phase 2 clinical trial of topical NPI 32101 for the treatment of atopic dermatitis, a form of eczema. The study demonstrated that the formulations containing NPI 32101 were no better than the placebo in clearing or almost clearing signs of atopic dermatitis. As a result, Nucryst has concluded that it will not continue clinical trials for this formulation in atopic dermatitis.
This study did demonstrate that treatment with NPI 32101 cream was well tolerated and the incidence of all adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation has been shown to be stable, cosmetically-acceptable, and to have broad spectrum antimicrobial activity in in vitro testing. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this safe, stable, antimicrobial cream to market. In December 2006, Nucryst filed a 510-K with the U.S. Food & Drug Administration for its NPI 32101 cream.
Based on preclinical results in a variety of in vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst is focusing its efforts on pre-clinical research on the use of NPI 32101 for the treatment of gastrointestinal conditions and on establishing a partnership for its NPI 32101 cream as a 510-K prescription device.
w Nucryst Financial Results
Nucryst’s operating loss for the year ended December 31, 2006 was $11.2 million compared to income of $1.6 million in 2005.
The financial results of Nucryst are summarized as follows:

($millions)	2006	2005	2004

Wound care product revenue	$27.6	$22.7	$18.9
Milestone revenue	—	5.9	13.0

Total revenue	$27.6	$28.6	$31.9
Manufacturing costs (1)	$18.2	$11.4	$8.8
Wound care gross margin excluding milestone revenue	$9.4	$11.3	$10.1
Operating (loss) income	$(11.2)	$1.6	$6.1

(1)	Manufacturing costs include related depreciation and are net of intercompany charges

CONSOLIDATED RESULTS
OPERATIONS (continued)
Revenue – Total revenue for the year ended December 31, 2006 was $27.6 million compared to $28.6 million for the year ended December 31, 2005. The decrease of $1.0 million is attributable primarily to US $5.0 million in milestone revenue earned in 2005 for the achievement of predetermined Smith & Nephew sales thresholds of Acticoat™ products, while no milestone revenue was earned in 2006. Wound care product revenue increased approximately 22% to $27.6 million for the year ended December 31, 2006 compared to $22.7 million in the same period of 2005, primarily due to increased orders from Smith & Nephew to support Acticoat™ sales growth and Smith & Nephew’s decision to build Acticoat™ inventory levels in 2006. Nucryst’s revenue in 2006 was reduced by an adjustment of $0.9 million of manufacturing costs reimbursements that were determined to be non-reimbursable.
Manufacturing Costs – Manufacturing costs, including related depreciation, for the year ended December 31, 2006 were $18.2 million compared to $11.4 million for the year ended December 31, 2005. The increase of $6.8 million, or 60%, is attributable to higher production volumes of Acticoat™ wound care products driven by increased orders from Smith & Nephew to support its Acticoat™ sales growth and to increase its product inventory.
Gross Margin – Gross margin excluding milestone revenue for the year ended December 31, 2006 was $9.4 million compared to $11.3 million for the year ended December 31, 2005. This reduction in gross margin, excluding milestone revenue, is primarily the result of the manufacturing cost reimbursement component of revenue increasing by a greater amount than the royalty component of revenue, and as a result of an increase in volume of lower margin Acticoat™ products manufactured for, and sold by, Smith & Nephew in 2006 compared to 2005.
Research and development, and general and administrative costs at Nucryst in 2006 were $5.0 million higher than in 2005 primarily attributable to the Phase 2 dermatological clinical study that was undertaken in 2006 and costs in 2006 related to Nucryst operating as a public company.
Capital spending totaled $5.6 million in 2006 compared to $4.6 million in 2005 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. Nucryst is currently adding a production line at its Fort Saskatchewan facility which is substantially complete and is expected to be operational by early 2007. Capital spending is expected to be lower in 2007 than 2006 as a result of the substantial completion of capacity expansion in 2006. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan, Alberta.
w Nucryst Outlook
The Company believes the outlook for Nucryst is for stable licensing revenues as markets for Acticoat™ wound care products continue to be highly competitive and as new silver products enter the market and declining manufacturing cost reimbursement revenues as Nucryst does not expect Smith & Nephew to continue to build inventory levels. Although research and development expenditures are expected to decline in 2007, the Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to pre-clinical research into new medical products.
Discontinued Operations
There were no discontinued operations reported in 2006. 2005 activities are discussed below.
Sale of Subsidiaries – In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the

CONSOLIDATED RESULTS
OPERATIONS (continued)
recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
Ambeon – In the second quarter of 2005, the Company sold the remaining operations and net assets relating to its Ambeon division for $0.9 million. The gain on sale of this transaction, amounting to $0.7 million, was included in discontinued operations.
Ethylene Coatings Business – In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on sale of this asset amounting to $1.9 million was recorded in the fourth quarter of 2005.
Details of the financial impact of discontinued operations are disclosed in Note 4 to the 2006 audited consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2007 consolidated business plan indicates that Nucryst will have sufficient cash and short-term investments to fund its new product development in 2007 and the Company will have sufficient cash and short-term investments to fund the flat screen development plans at iFire in 2007. If iFire is unable to successfully meet current or future technology challenges, the Company will be required to significantly alter its current business plan.
Convertible debentures totaling $8.0 million issued by a subsidiary and held by a small group of unrelated private investors, mature in July 2007. In the fourth quarter of 2006, this subsidiary agreed to participate in a Plan of Arrangement with two unrelated public companies. The proposed Plan of Arrangement would have resulted in the reorganization of the participating companies into a proposed single new public company and the dilution of the Company’s investment in the new company to a nominal economic interest. As a result of proposed Canadian income tax changes in the fourth quarter of 2006, this proposed transaction was discontinued. The subsidiary believes that, if these debentures are not converted to non-voting common shares of the subsidiary prior to maturity, the repayment terms will be extended beyond December 31, 2007.
The Company has no material lines of credit or other available debt facilities.
At December 31, 2006, the Company had consolidated cash, cash equivalents and short-term investments of $62.8 million compared to $119.6 million at December 31, 2005. This reduction in liquidity of $56.8 million was planned and is primarily the result of cash used in operations of $45.0 million and capital expenditures of $7.9 million, and scheduled repayment of long-term debt of $10.4 million partially offset by financing activities which generated $6.8 million in proceeds, including $4.5 million from the issuance of common shares. The Company’s consolidated cash resources, excluding those of Nucryst, amounted to $40.7 million at December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES (continued)
In 2005, liquidity had improved by $18.5 million as a result of financing initiatives, including the initial public offering of Nucryst in December 2005, additional draws on the DNP loan facility, issuance of convertible debentures by a wholly-owned subsidiary and proceeds from the sale of discontinued operations. These initiatives provided approximately $81.0 million in cash to the Company.
In December 2005, Nucryst completed its initial public offering of 4,500,000 shares at US $10.00 per share. Net proceeds after commissions and other costs amounted to US $39.1 million. US $6.9 million of the proceeds were used to repay a portion of Nucryst’s indebtedness to the Company. At December 31, 2006, Nucryst had cash and short-term investments of $22.1 million. These funds are not accessible to the Company to fund the future operations and capital projects at iFire or its own operations.
Consolidated capital expenditures of $7.9 million in 2006 were $24.0 million lower than the same period in 2005. As discussed earlier, the Company completed major capital projects in both iFire and Nucryst in 2005. In relation to ongoing projects, the Company has outstanding purchase commitments relating to capital expenditures amounting to approximately $0.9 million at December 31, 2006 compared to $2.5 million at December 31, 2005. Capital expenditures in 2007 could increase to as much as $200 million which would require the Company to secure additional sources of capital if iFire determines it is beneficial to construct a large volume flat screen production facility on its own without a strategic partner.
DIVIDENDS
No dividends were paid in 2006 or 2005. The Company’s current policy is to retain its cash reserves to finance capital projects and business growth.
CRITICAL ACCOUNTING POLICIES
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles “GAAP” and reported in Canadian dollars. The Company’s accounting policies are disclosed in note 2 to the 2006 audited consolidated financial statements.
The Company has established detailed policies and control procedures that are intended to ensure that management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Revenue Recognition – The Company recognizes revenue from the sale of products based upon Nucryst’s licensing and supply agreements with Smith & Nephew in accordance with GAAP. The agreements provide for reimbursements of manufacturing costs and research and development costs, and for royalties and milestone payments. Nucryst recognizes manufacturing cost reimbursement as revenue upon shipment of product from its manufacturing facility and records royalty revenues upon the sale of products by Smith & Nephew to its customers. Nucryst is also eligible to earn additional royalties when specified gross margin thresholds have been achieved by Smith & Nephew. Additional royalties are recognized in the period of sale by Smith & Nephew to its customers. Milestone payments are recognized as revenue when Smith & Nephew achieves the agreed sales levels or receives the agreed regulatory approvals.
Research and Development Costs – Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of

CRITICAL ACCOUNTING POLICIES (continued)
research and development initiatives on a regular basis and has determined that, in 2006 and 2005, no development costs should be deferred and amortized.
Site Restoration Costs – Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.
Under Canadian GAAP, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods.
Income Taxes – The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.
Stock Based Compensation – Canadian GAAP requires that the fair value method of accounting for stock options must be recognized in the financial statements.
For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the financial statements based on their fair values. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.
SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.
SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.

CRITICAL ACCOUNTING POLICIES (continued)
Under SFAS 123(R), the fair value of options with accelerated vesting provisions is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.
Variable Interest Entities – The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) guidelines on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company is required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The implementation of this guideline did not have an impact on the Company’s operating results or financial position.
RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS
Financial Instruments
In 2005, the CICA issued three new standards: Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income. These Sections will become effective for the Company on January 1, 2007 and require the following:
a)	Section 1530 “Comprehensive Income” – Certain gains and losses arising from changes in fair value will be temporarily recorded outside the income statement in comprehensive income. The Company does not expect the implementation of this Section to have a material impact on its consolidated financial statements.
b)	In Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included in a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. The Company does not expect the implementation of these Sections to have a material impact on its consolidated financial statements.
ENTERPRISE RISK MANAGEMENT
The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. The Company reduces this risk by investing in multiple technologies and product lines but these risks could have a material adverse impact on the Company’s business prospects, financial condition, and results from operations.
RISKS AND UNCERTAINTIES
Westaim may be unable to develop commercially viable products.
Some of the Company’s products, such as iFire’s flat panel television displays are still in the development stage. The Company will continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the products

RISKS AND UNCERTAINTIES (continued)
will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.
If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.
A commitment of substantial resources by the Company and its collaborators to conduct research and development and construct pilot or large scale manufacturing facilities will be required to successfully commercialize products under development. The Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities. If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.
The commercial potential of the Company’s products depends upon certain issues regarding pricing and production costs.
The Company’s ability to commercialize iFire’s flat-screen technology successfully will depend in part on its ability to price iFire’s products at a point that will generate consumer demand, while allowing for an adequate profit margin. The Company believes that iFire’s product can be produced at costs competitive with other flat-screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable. There is no assurance that the Company’s present capital cost estimates for its manufacturing facilities will be valid at the time that those facilities are constructed.
Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.
The Company’s and its subsidiaries’ ability to successfully develop, manufacture and market their current and proposed products will depend, to a large extent, on their ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company and its subsidiaries have not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will they necessarily be able to do so in the future. The Company and its subsidiaries may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company and its subsidiaries do enter into a partnership or joint venture, they may suffer losses if the partner becomes insolvent or otherwise fails to meet its obligations.
Westaim’s products may become technologically obsolete.
The Company and its subsidiaries compete, and intend to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat-screen television monitor markets. The current and future products of the Company and its subsidiaries may be quickly rendered obsolete and unmarketable. The Company and its subsidiaries will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.
Westaim is developing products for highly competitive markets.
The Company and its subsidiaries face, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. Competitors may produce more technologically-advanced products, at a lower cost, than the Company or its

RISKS AND UNCERTAINTIES (continued)
subsidiaries are capable of producing. Competition may cause the Company or its subsidiaries to lose market share and may reduce profit margins on any products that it is able to sell.
Westaim may be unable to protect its intellectual property.
In order to succeed, the Company and its subsidiaries will need to prevent their intellectual property from being misappropriated by third parties. To protect their intellectual property, the Company and its subsidiaries rely primarily on their confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company and its subsidiaries conduct, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company and its subsidiaries have chosen may fail to adequately prevent misappropriation of their intellectual property.
The Company and its subsidiaries cannot provide assurance that they will succeed in obtaining new patents; that they will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties. Even if the Company and its subsidiaries are able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.
Westaim may become involved in expensive intellectual property or product liability litigation.
The Company and its subsidiaries may be required to commence litigation to enforce their intellectual property rights. Others may claim that the Company or its subsidiaries have infringed upon their intellectual property rights and commence litigation. The Company believes that it and its subsidiaries will be subject to an increasing number of infringement claims as they begin to produce more products in more industries.
Some of the Company’s and it subsidiaries’ existing and proposed products, such as Nucryst’s medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:
–	These types of products are extremely complex and the Company and its subsidiaries may fail to discover product faults, despite their best efforts to do so;

–	These types of products will interact with very complex biological and man-made systems and may interact with these systems in harmful ways that the Company and its subsidiaries were unable to anticipate, despite their best efforts to do so; and

–	Because these products may be used by a large number of people, if these products do cause harm, the Company or its subsidiaries may be exposed to a large number of claims for damages.
The Company and its subsidiaries have tried to protect themselves against product liability litigation by including limitation of liability provisions in some of their sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company and its subsidiaries in all circumstances, nor can assurance be provided that any of these provisions will be held to be enforceable by the Courts.
The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

RISKS AND UNCERTAINTIES (continued)
Westaim may be unable to retain the required highly skilled people.
The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.
Westaim is subject to certain risks because of the international character of its business.
The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2006 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.
The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.
Westaim’s success is dependent on the success of Nucryst.
Westaim’s shareholdings in Nucryst represent a substantial portion of Westaim’s assets. Nucryst completed its initial public offering in December 2005 and although Westaim continues to hold a majority interest in Nucryst, Westaim now has a limited ability to control the operations of Nucryst and the associated costs, which could adversely affect Westaim’s financial performance. Westaim’s return on its investment in Nucryst will depend upon a number of factors that may be beyond Westaim’s control, including the risk factors set forth above that relate to Nucryst. In addition, Nucryst is subject to several additional risks including, but not limited to the following:
–	Nucryst is dependent on its relationship with Smith & Nephew and Smith & Nephew is currently its only customer;

–	Nucryst has a history of net losses and negative cash flow from operations; this will likely continue in the future and Nucryst’s cash resources may not be adequate to accomplish its objectives;

–	Nucryst’s proposed products will require regulatory approval before Nucryst is allowed to sell them. The regulatory approval process will be lengthy and expensive and Nucryst will have the burden of proving that its products are safe and effective. Even if regulatory approval is obtained, such approval could cause Nucryst’s products to become prohibitively expensive. There is no assurance that Nucryst will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to Nucryst. Regulatory requirements imposed on Nucryst’s products could limit Nucryst’s ability to test, manufacture and commercialize its products; and

–	Nucryst’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third party coverage will be available for Nucryst to realize an appropriate return on its investment in product development.
A failure on the part of Nucryst to properly manage the above risks, or any of the other risks it is subject to, will have an adverse impact on the value of Westaim’s investment in Nucryst.

VOLATILITY OF SHARE PRICE
Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology and nanotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.
The price of the common shares may be volatile even though there have been no material changes in the Company’s business or finances. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of technology companies frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against the Company could result in substantial costs, divert management’s attention and resources and harm the Company’s financial condition and results of operations.
ENVIRONMENTAL MATTERS
The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.
The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.
The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.
The provision for site restoration at December 31, 2006 and 2005 amounted to $6.8 million. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company expects to spend only nominal amounts in future years unless a plant site is decommissioned.
MARKET FOR SECURITIES
The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol “WED” and on NASDAQ under the symbol “WEDX”.
OUTSTANDING SHARE DATA
The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2006 and February 8, 2007, there were 93,978,758 common shares outstanding. There were no preferred shares outstanding at December 31, 2006 and February 8, 2007.

OUTSTANDING SHARE DATA (continued)
The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,750,000 shares of common stock of the Company at an exercise price equal to the closing market price of the Company’s stock for the trading day immediately preceding the date of grant. As at December 31, 2006 and February 8, 2007, there were 4,431,900 options outstanding.
CONTRACTUAL COMMITMENTS

($000)	Payments due by Period
		Less than	1 – 3	3 – 5
As at December 31, 2006	Total	1 Year	Years	Years	More than 5 Years

Long-term debt	$8,000	$8,000	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	2,855	810	1,371	570	104
Supplier purchase obligations (1)	3,102	3,102	—	—	—
Other long-term liabilities reflected on the Company’s consolidated balance sheet	—	—	—	—	—

	$13,957	$11,912	$1,371	$570	$104

(1)	Included in supplier purchase obligations are commitments for capital expenditures totaling $937 and agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms.
MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including a reconciliation to U.S. GAAP.
Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2006, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

DISCLOSURE CONTROLS AND PROCEDURES
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006 and in respect of the 2006 year end reporting period.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth certain financial information for the Company for 2004 to 2006:

	Year ended	Year ended	Year ended
($000, except per share data)	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Revenue from continuing operations	$27,591	$28,560	$31,907
Loss from continuing operations (1)	(50,557)	(5,508)	(28,734)
Loss per common share from continuing operations – basic and diluted	(0.54)	(0.06)	(0.34)
Net (loss) income	(50,557)	9,270	(25,177)
Net (loss) income per common share – basic and diluted	(0.54)	0.10	(0.30)
Total assets	148,339	212,461	172,263
Total long-term debt	8,000	16,312	4,795
Dividends declared	—	—	—

(1)	As disclosed in Note 4 to the audited consolidated financial statements, and discussed in this MD&A, the Ambeon business segment has been accounted for as a discontinued operation in 2005 and 2004.
QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2006	2006	2006	2006

Revenue from continuing operations	$7,253	$6,995	$8,203	$5,140
Loss from continuing operations	(18,006)	(11,980)	(9,552)	(11,019)
Loss per common share from continuing operations – basic and diluted	(0.19)	(0.13)	(0.10)	(0.12)
Net loss	(18,006)	(11,980)	(9,552)	(11,019)
Net loss per common share – basic and diluted	(0.19)	(0.13)	(0.10)	(0.12)

QUARTERLY INFORMATION (continued)
Net loss in the first quarter of 2006 was impacted by higher stock-based compensation expense that was $2.5 million higher compared to the first quarter of 2005 as a result of the increase in the Company’s share price in the first quarter of 2006. Research and development expenses in the first quarter of 2006 were $3.6 million higher than the same period in 2005 primarily as a result of increased clinical trial expenses at Nucryst.
Net loss for the fourth quarter of 2006 included a $1.2 million write-down of construction in progress at Nucryst as well as a $0.9 million reduction in revenue relating to adjustments to manufacturing cost reimbursements at Nucryst.

	Q1	Q2	Q3	Q4
($000, except per share data)	2005	2005	2005	2005

Revenue from continuing operations	$4,977	$5,708	$12,268	$5,607
(Loss) income from continuing operations	(8,858)	(11,003)	(5,130)	19,483
(Loss) income per common share from continuing operations – basic and diluted	(0.10)	(0.12)	(0.06)	0.21
Net income (loss)	2,532	(10,218)	(5,042)	21,998
Net income (loss) per common share – basic and diluted	0.03	(0.11)	(0.05)	0.24

Net income in the first quarter of 2005 included a gain on the sale of inactive subsidiaries of $9.3 million and a related dilution gain of $2.2 million. Loss in the second quarter of 2005 included a gain of $0.7 million on the sale of the remaining operations and assets relating to Ambeon. Net income from continuing operations in the fourth quarter of 2005 included a gain on the sale of investments of $1.1 million and a gain on the issuance of shares of a subsidiary of $30.1 million.
Forward Looking Statements
This Report contains forward-looking statements including the outlook for Nucryst and iFire. The words “if”, “may”, “could”, “likely”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “strategy”, “develop”, “objective”, “view”, “potential”, “indicates” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies including joint ventures, strategic alliances, licensing, or sales of technology; objectives including initial public offerings; plans designed to maximize long-term shareholder value; expected cost advantages of iFireTM displays; the cost advantages and other advantages of iFire’s manufacturing process compared to other technologies; the expected performance characteristics of iFire’s displays; the uses and purposes of the iFire pilot plant and the information expected to be obtained from that plant; the anticipated transfer of iFire™ processes from 2” x 2” pixels to larger format displays; the outlook for 2007 iFire expenditures; expectations for iFire manufacturing revenues and financing requirements; Nucryst’s beliefs regarding the anti-microbial and other properties of its technology and products, and the uses for same; timing of operation of new Nucryst production facilities and increase in production capacity as a result of such facilities; expectations regarding Nucryst capital spending; the outlook for Nucryst licensing and manufacturing revenues; Nucryst’s expectations regarding earnings, costs of pre-clinical research into new products, and research and development expenditures; expected Nucryst research and development expenditures in 2007; the sufficiency of Westaim’s and Nucryst’s cash and short-term investments to fund their 2007 business plans and the flat screen development plans of iFire; expectations regarding the extension of repayment terms of debentures issued by a Westaim subsidiary, and the effect of conversion of such debentures into non-voting common shares of that subsidiary; the valuation of stock options; estimates related to site restoration costs and recoveries on third party indemnifications; expectations relating to income tax issues; and expectations regarding the effect of recently adopted and pending accounting pronouncements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Forward-looking statements are not guarantees of future performance, they involve significant risks, uncertainties and assumptions, and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) unexpected obstacles in developing iFire or Nucryst technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of our competitors and technological developments that diminish the attractiveness of our products; (viii) general industry and market conditions and growth rates; and (ix) the risks described above under “Risks and Uncertainties” and “Volatility of Share Price”. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.